UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Additional Notice for ADR Holders Regarding the Decision on Share Exchange

The information regarding the exchange of a portion of the treasury shares of SK Telecom Co., Ltd. (“SK Telecom”) for all of the shares of SK infosec Co., Ltd. set forth in “Item 16. Other matters relating to investment decision” of the Form 6-K furnished by SK Telecom on October 26, 2018 with respect to the “Decision on Share Exchange” is amended and supplemented by adding a new Paragraph J at the end of such Item 16 as follows:

“J.

For shareholders of SK Telecom that hold their shares in the form of American Depositary Receipts (“ADRs”) to submit a notice of dissent, please contact Jayne Whalen of Computershare at +1-201-222-4412 for the relevant dissent form applicable to SK Telecom’s ADR holders. Completed forms need to be faxed to Citibank, N.A., as depositary, prior to 4:00 p.m. (New York City time) on November 20, 2018 at +1-201-222-4593 (attn.: Jayne Whalen).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: November 9, 2018

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